Exhibit (d)(7)

SECOND AMENDMENT

TO THE

2010 STOCK OPTION PLAN

INTRODUCTION

WHEREAS, at the April 26, 2017 Annual Shareholders Meeting, Winmark Corporation’s shareholders approved an Amendment to the 2010 Stock Option Plan to increase the total number of shares available for options under the plan by 200,000 shares, from 500,000 to 700,000.

AMENDMENT

Section 6 of the 2010 Stock Option Plan is amended by deleting “Five Hundred Thousand (500,000)” where it appears in such Section and inserting “Seven Hundred Thousand (700,000)” in lieu thereof.